UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS PASSENGER TRAFFIC

DECREASE OF 15.2% FOR OCTOBER 2008

Guadalajara, Jalisco, Mexico – November 6, 2008 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of October 2008 compared to traffic figures for October 2007.

During October 2008, total terminal passengers decreased 15.2% compared to the previous year; international passenger traffic decreased 11.5%, while domestic passenger traffic decreased 16.8% compared to October 2007.

Compared to October 2007, domestic terminal passenger traffic in October 2008 registered a net decrease of 215.7 thousand passengers, mainly at the airports of Tijuana with 96.2 thousand fewer passengers, Guadalajara with 30.0 thousand fewer passengers, Hermosillo with 21.5 thousand fewer passengers, Mexicali with 10.7 thousand fewer passengers and Guanajuato with 10.2 thousand fewer passengers.

In the case of the Tijuana airport, this decline was principally due to a reduction in traffic on the routes to Guadalajara, Mexico City, Toluca, Culiacan, Guanajuato, Morelia, Hermosillo, La Paz, Uruapan, Monterrey, Aguascalientes, Ciudad Juarez, Acapulco, Oaxaca and Los Cabos. These decreases were mainly due to the suspension of the operations of Aerocalifornia and Avolar, as well as the decline in operations from Aviacsa, Alma, VivaAerobus and Mexicana on routes to and from the previously-mentioned cities.

The decline at the Guadalajara airport was due to a decrease in traffic on the routes to and from Tijuana, Monterrey, Toluca, Hermosillo, Puerto Vallarta, Mexicali, Culiacan, La Paz, Puebla, Torreon and Ciudad Juarez. This was due to the exit of Aerocalifornia and Avolar, in addition to the reduction of frequencies from Aviacsa, Alma, and Aeromexico Connect.

The decline at the Hermosillo airport was primarily due to a decrease in traffic on the routes to and from Mexico City, Guadalajara, Tijuana, Monterrey, Toluca, Culiacan, Los Mochis, Ciudad Juarez and Mazatlan, as a result of the reduction in operations of Aeromexico, VivaAerobus, Aviacsa and Aeromexico Connect.

The decline at the Mexicali airport was principally due to the decrease in passengers on the routes to and from Mexico City, Guadalajara, Tijuana, Monterrey and Culiacan. This was due to Aviacsa’s ceasing of operations at the Mexicali airport on May 12, 2008, which caused declines on the Mexico City and Guadalajara routes, as well as Vivaaerobus, which beginning in November 2007, ceased to operate the route to Monterrey.

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

It is important to note that on July 24, 2008, the Mexican Civil Aviation Bureau (DGAC) suspended Aerocalifornia’s operations, which represented 6.1% of GAP’s total traffic. As of today, Aerocalifornia has not restarted operations.

Another important event occurred in October 2008, when the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes)(“SCT”) denied Avolar the renewal of the concession to operate national public air service for cargo and mail services due to Avolar’s inability to satisfy necessary security, coverage and quality requirements. Avolar operated at three of the Company’s twelve airports, representing 6.9% of the Company’s domestic passenger traffic.

International terminal passenger traffic decreased by 60.6 thousand passengers, or 11.5% compared to October 2007.

The airports that experienced an increase in international passenger traffic were Tijuana with 0.1 thousand additional passengers and Mexicali with 0.1 thousand additional passengers.

On the other hand, the following airports experienced decreases in international passenger traffic: Guadalajara with 15.0 thousand fewer international passengers, Los Cabos with 15.0 thousand fewer international passengers, Puerto Vallarta with 12.4 thousand fewer international passengers, Guanajuato with 9.1 thousand fewer international passengers, La Paz with 2.5 thousand fewer international passengers and Hermosillo with 2.1 thousand fewer international passengers, among others.

In the case of the Guadalajara airport, the decrease was primarily due to the decline in international traffic, mainly from passengers travelling to and from Los Angeles, Dallas, Atlanta, Oakland, Denver, Chicago (Midway), Phoenix, Ontario, Las Vegas and Salt Lake City.

In the case of Los Cabos, the decrease was due to a decline in international passenger traffic on routes to and from Denver, San Francisco and Houston.

The decrease at the Puerto Vallarta airport was due to the decline in international passenger traffic to and from Dallas, Houston, Chicago, Denver, Seattle, Atlanta and Salt Lake City.

The decrease at the Guanajuato airport was due to the decline in traffic to and from Los Angeles, Houston and Chicago.

The decline at the La Paz airport was due to the decline in traffic to and from Los Angeles, as a result of Delta’s withdrawal from that airport in September 2008, as well as to the lower number of available seats from Alaska Airlines, which beginning in October began operating that route via its partner, Horizon Air.

GAP Passenger Traffic Report October 2008	Page 2 of 5

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP Passenger Traffic Report October 2008	Page 3 of 5

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of October 2008, the weekly schedule of flights operated by low-cost carriers (“LCCs”) decreased by 36 weekly segments compared to September 2008, for a total of 914 frequencies.  We estimate that the decline in frequencies was primarily due to the reordering of routes and frequencies by the airlines in order to increase profitability, which has been affected by the highly competitive market environment.

In October 2008, approximately 547.03 thousand passengers were transported by the LCCs, representing approximately 51.05% of the total number of domestic passengers for this month.

***

 Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

GAP Passenger Traffic Report October 2008	Page 4 of 5

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report October 2008	Page 5 of 5

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: November 6, 2008